NORTHERN LIGHTS VARIABLE TRUST

OPERATING EXPENSES LIMITATION

AGREEMENT

Bain Capital Public Equity, LP

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 26th day of September 2024, by and between NORTHERN LIGHTS VARIABLE TRUST, a Delaware statutory trust (the “Trust”), on behalf of Bain Capital Equity Opportunities Fund (the “Fund”) a series of the Trust, and the advisor of the Fund, Bain Capital Public Equity, LP (the “Advisor”).

RECITALS:

WHEREAS, the Advisor renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 26th day of September 2024 (the “Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average daily net assets for the month, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Advisor will pay to the Fund, on a monthly basis, the excess expense within 30 days of the month following the month in which such Operating Expenses were incurred (each payment, a “Fund Reimbursement Payment”).

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund and including organizational and offering expenses related to the Fund, the Advisor’s investment advisory or management fee detailed in the Advisory Agreement, any Rule 12b-l fees and other expenses described in the Advisory Agreement, but excluding (i) brokerage fees and

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commissions; (ii) acquired fund fees and expenses; (iii) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses); (iv) borrowing costs (such as interest and dividend expense on securities sold short); (v) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser)) of the Fund.

3. Reimbursement of Fees and Expenses. The Advisor retains its right to receive in future years on a rolling three year basis, reimbursement of any Fund Reimbursement Payments paid by the Advisor pursuant to this Agreement, if such reimbursement does not cause the Fund to exceed existing expense limitations or the limitations in place at the time the reduction was originally made.

4. Term. This Agreement shall become effective on the date first above written and shall remain in effect until at least April 30, 2026, unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board. This Agreement and the Control Agreement will automatically terminate, with respect to the Fund and each share class listed in Appendix A, if the Advisory Agreement for the Fund is terminated and the Fund continue to operate under the management of a new investment adviser, with such termination effective upon the effective date of the Advisory Agreement’s termination for the Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

(Signature Page follows)

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

NORTHERN LIGHTS VARIABLE TRUST	Bain Capital Public Equity, LP
on behalf of Bain Capital Equity Opportunities Fund

By:	/s/ Kevin Wolf	By:	/s/ Andrew S. Viens
Name:	Kevin Wolf	Name: Andrew S. Viens
Title:	President	Title: Partner and Head of Risk and Process Management, Capital Markets

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Appendix A

Fund	Operating Expense Limit

Bain Capital Equity Opportunities Fund
Class 1 Shares	1.35%
Class 2 Shares	1.60%